SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

              GROSVENOR REGISTERED MULTI-STRATEGY MASTER FUND, LLC
                                (Name of Issuer)

              GROSVENOR REGISTERED MULTI-STRATEGY MASTER FUND, LLC
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               Michelle Rhee, Esq.
                         c/o Bank of America Corporation
                              One Financial Center
                           Boston, Massachusetts 02110
                                 (617) 772-3672
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                  June 29, 2010
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

Transaction Valuation: $50,500,000.00(a)   Amount of Filing Fee: $3,600.65(b)

(a) Calculated as the aggregate maximum purchase price for limited liability company interests.

(b)  Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:____________________________________

     Form or Registration No.:__________________________________

     Filing Party:______________________________________________

     Date Filed:________________________________________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET.

     Grosvenor Registered Multi-Strategy Master Fund, LLC (the "Fund") is offering to purchase limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) from investors of the Fund ("Investors") at their net asset value, calculated as of the Valuation Date (as defined below). The Board of Directors of the Fund (the "Board") has authorized the Fund to offer to purchase Interests in an amount up to $50.5 million. The offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, Eastern Time, on July 27,

2010, or if the Offer is extended, until a later date that corresponds to the extension of the Offer (the "Expiration Date"). The net asset value of an Interest will be calculated for this purpose as of September 30, 2010 or, if the Offer is extended, as of the next occurring last business day of a calendar month which is at least sixty-five (65) days from the date on which the Offer actually expires (the "Valuation Date"). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

     Reference is made to the Summary Term Sheet of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

ITEM 2. ISSUER INFORMATION.

     (a) The name of the issuer is Grosvenor Registered Multi-Strategy Master Fund, LLC. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 100 Federal Street, Boston, Massachusetts 02110 and the telephone number is (866) 921-7951.

     (b) The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund (referred to herein as Interests). As of the start of business on June 1, 2010, there was approximately $505,228,745 in outstanding Interests. Subject to the conditions set forth in the Offer, the Fund will purchase up to $50.5 million of Interests that are tendered by and not withdrawn by Investors, subject to any extension of the Offer.

     (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's Operating Agreement, as amended from time to time (the "LLC Agreement").

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The name of the filing person is Grosvenor Registered Multi-Strategy Master Fund, LLC. The Fund's principal executive office is located at 100 Federal Street, Boston, Massachusetts 02110 and the telephone number is (866) 921-7951. The investment adviser of the Fund is Bank of America Capital Advisors LLC. (the "Adviser"). The principal executive office of the Adviser is located at 100 Federal Street, Boston, MA 02110 and it may be reached at (866) 921-7951. The subadviser of the Fund is Grosvenor Capital Management, L.P. (the "Subadviser"). The principal executive office of the Subadviser is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 61611 and it may be reached at (312) 506-6500. The members of the Board are Alan Brott, John C. Hover II, Victor F. Imbimbo, Jr., Stephen V. Murphy and Thomas G. Yellin. Their address is c/o the Fund at 100 Federal Street, Boston, MA 02110 and their telephone number is (866) 921-7951.

ITEM 4. TERMS OF THIS TENDER OFFER.

     (a) (1) (i) Subject to the conditions set forth in the Offer, the Fund will purchase up to

$50.5 million of Interests that are tendered by Investors by 12:00 midnight, Eastern Time, on the Expiration Date, which is July 27, 2010 unless the Offer is extended, and not withdrawn.

     (ii) The purchase price of an Interest, or portion thereof, tendered and accepted for purchase will be its net asset value as of the close of business on the Valuation Date. The net asset value will be determined after all allocations to capital accounts of the Investor required to be made by the LLC Agreement have been made.

          Reference is made to Sections 3 and 7 of the Offer to Purchase that is attached as Exhibit B, which are incorporated herein by reference.

     (iii) The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, Monday, July 27, 2010, unless extended.

     (iv) Not applicable.

     (v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of the extension and the new Expiration Date. Reference is made to
Section 8 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

     (vi) Any Investor tendering an Interest pursuant to the Offer may withdraw the tender at any time before 12:00 midnight, Eastern Time, on the Expiration Date, which is July 27, 2010 unless the Offer is extended, and, if tendered Interests have not been accepted by the Fund, at any time on or after August 24, 2010 (i.e., after the expiration of 40 business days from the commencement of the Offer).

     (vii) Reference is made to Sections 5 and 6 of the Offer to Purchase that is attached as Exhibit B, which are incorporated herein by reference. A copy of:
(a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Investors that will be sent in connection with the Fund's acceptances of tenders of Interest, are attached hereto as Exhibits A, B, C, D and E, respectively.

     (viii) For purposes of the Offer, the Fund will be deemed to have accepted for purchase Interests that are tendered as, if and when it gives written notice to the tendering Investors of its election to purchase such Interest.

     (ix) Reference is made to Sections 4 and 8 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

     (x) Reference is made to Section 2 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

     (xi) Not applicable.

     (xii) Reference is made to Section 10 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

     (a) (2) Not applicable.

     (b) To the Fund's knowledge, no executive officer, director, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Interest of any executive officer, director or other affiliate of the Fund pursuant to the Offer.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

     (a) - (d) Not applicable.

     (e) The Fund's LLC Agreement, which was provided to each Investor in advance of subscribing for Interests, provides that the Board has the discretion to determine whether the Fund will purchase Interests from time to time from Investors pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Fund purchase Interests from Investors four times each year, effective as of the last business day of each calendar quarter. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund, the Adviser, the Subadviser, any director of the Fund or any person controlling the Fund or controlling the Adviser, the Subadviser or any director of the Fund; and (ii) any other person, with respect to the Interests. However, the LLC Agreement provides that the Board of Directors will call a meeting of Investors for the purpose of determining whether the Fund should be dissolved in the event that the Fund does not at least once during any 24-month period repurchase any of the Interests tendered in accordance with the procedures determined by the Board of Directors from time to time.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) Reference is made to Section 2 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

     (b) Reference is made to Section 2 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

     (c) Reference is made to Section 9 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference. Because Interests are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a), (b), and (d) Reference is made to Section 7 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

     (c) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

     (a) None of the Directors own any Interests. Based on May 31, 2010 information, BACAP Alternative Advisor, Inc. owns approximately $10,187.20 of Interests.

     (b) Other than the acceptance of subscriptions as of May 1, 2010 and June 1, 2010, there have been no transactions involving the Interests that were effected during the past 60 days by the Fund, the Adviser, the Subadviser, and any director or officer of the Fund, or any person controlling the Fund or the Adviser.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

     (b) Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

     (a) (1) Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Investors pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

     Audited financial statements for the period ended March 31, 2010, previously filed on EDGAR on Form N-CSR on June 11, 2010.

     Unaudited financial statements for the period ended September 30, 2009, previously filed on EDGAR on Form N-CSR on December 2, 2009.

     Audited financial statements for the fiscal year ended March 31, 2009, previously filed on EDGAR on Form N-CSR on June 10, 2009.

     Copies of these financial statements may be obtained by visiting the SEC's website at www.sec.gov or may be obtained free of charge by calling the Fund at (866) 921-7951.

     (2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

     (3) Not applicable.

     (4) The Fund does not have shares, and consequently does not have book value per share information.

     (b) The Fund's assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

     (a)  (1)  None.

          (2)  None.

          (3)  Not applicable.

          (4)  Not applicable.

          (5)  None.

     (b)  None.

ITEM 12. EXHIBITS.

     Reference is hereby made to the following exhibits which collectively constitute the Offer to Investors and are incorporated herein by reference:

     A. Cover Letter to Offer to Purchase and Letter of Transmittal.

     B. Offer to Purchase.

     C. Form of Letter of Transmittal.

     D. Form of Notice of Withdrawal of Tender.

     E. Forms of Letters to Investors in connection with the Fund's acceptance of tenders of Interests.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            GROSVENOR REGISTERED MULTI-STRATEGY MASTER FUND, LLC


                            By: /s/ Steven L. Suss
                                ------------------------------------------------
                                Name: Steven L. Suss
                                Title: President

Dated: June 29, 2010

                                  EXHIBIT INDEX

                                     EXHIBIT

A    Cover Letter of Offer to Purchase and Letter of Transmittal.

B    Offer to Purchase.

C    Form of Letter Transmittal.

D    Form of Notice of Withdrawal of Tender.

E Forms of Letters to Investors in connection with the Fund's acceptance of tenders of Interests.

Grosvenor Registered Multi-Strategy Master Fund, LLC                  HEDGE FUND

 IF YOU DO NOT WANT TO SELL FUND INTERESTS AT THIS TIME, PLEASE DISREGARD THIS
  NOTICE. THIS LETTER AND ATTACHED INFORMATION ARE SIMPLY NOTIFICATION OF THE
                              FUND'S TENDER OFFER.

June 29, 2010

Dear Investor:

We are writing to inform you of important dates relating to a tender offer by Grosvenor Registered Multi-Strategy Master Fund, LLC (the "Fund"). If you are not interested in redeeming your limited liability company interest in the Fund ("Interest") at this time, please disregard this notice.

TENDER OFFER INFORMATION

The tender offer period will begin on June 29, 2010 and will end at 12:00 midnight, Eastern Time, on July 27, 2010. The purpose of the tender offer is to provide liquidity to Investors who hold Interests in the Fund. Interests may be redeemed only by tendering them during one of the Fund's announced tender offers.

Should you wish to sell your Interest or a portion of your Interest, please complete and return the enclosed Letter of Transmittal BY MAIL to Bank of America, Attn: Kelly Clifford, 100 Federal Street, Mail-Stop MA5-100-18-01, Boston MA 02110, or VIA EMAIL (instructions below) so that it arrives no later than July 27, 2010. If you do not wish to sell your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

All requests to tender Interests must be RECEIVED by Bank of America Capital Advisors LLC. (the "Adviser"), the investment adviser of the Fund, by MAIL or EMAIL in good order by July 27, 2010. PLEASE NOTE THAT LETTERS OF TRANSMITTAL ARE NO LONGER BEING ACCEPTED BY FAX TRANSMISSION. HOWEVER, THEY MAY BE SENT VIA EMAIL TO aiclientservice@ml.com. PLEASE INCLUDE THE WORDS "GROSVENOR TENDER DOCUMENTS" IN THE SUBJECT line. Investors wishing the Adviser to confirm receipt of a Letter of Transmittal should include their e-mail address at the designated place on the Letter of Transmittal.

TO LEARN MORE

If you would like to learn more about the tender offer, please refer to the attached Offer to Purchase document, which contains additional information. If you have any questions regarding the tender offer or the Fund in general, please contact your dedicated relationship team at Bank of America or the Fund's Client Service at (866) 921-7951.

Sincerely,

GROSVENOR REGISTERED MULTI-STRATEGY MASTER FUND, LLC

                                Offer to Purchase

              GROSVENOR REGISTERED MULTI-STRATEGY MASTER FUND, LLC
                             Mail-Stop MA5-100-18-01
                               100 Federal Street
                           Boston, Massachusetts 02110

               OFFER TO PURCHASE UP TO $50,500,000 IN OUTSTANDING
                       LIMITED LIABILITY COMPANY INTERESTS
                               DATED JUNE 29, 2010

                    LETTER OF TRANSMITTAL MUST BE RECEIVED BY
 BANK OF AMERICA CAPITAL ADVISORS LLC (THE "ADVISER") BY TUESDAY, JULY 27, 2010

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
            12:00 MIDNIGHT, EASTERN TIME, ON TUESDAY, JULY 27, 2010,
                          UNLESS THE OFFER IS EXTENDED

To the Investors of Grosvenor Registered Multi-Strategy Master Fund, LLC:

Grosvenor Registered Multi-Strategy Master Fund, LLC, a closed-end, diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase, on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with this Offer to Purchase constitutes the "Offer"), up to $50,500,000 of Interests in the Fund. (As used in this offer, the term "Interest" or "Interests", as the context requires, refers to the limited liability company interests in the Fund representing beneficial interests in the Fund.) Purchases would be pursuant to tenders by investors of the Fund ("Investors") at a price equal to their net asset value as of September 30, 2010 or, if the Offer is extended, as of the next occurring last business day of a calendar month which is at least sixty-five (65) days from the date on which the Offer actually expires (the "Valuation Date"). This Offer is being made to all Investors and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability under the Fund's Operating Agreement, as amended from time to time (the "LLC Agreement").

The Offer will remain open until 12:00 midnight, Eastern Time, on July 27, 2010 (the "Initial Expiration Date"), or, if the Offer is extended, until any later date that corresponds to the extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

Investors who desire to tender an Interest, or a portion of an Interest, for purchase must complete and sign the attached Letter of Transmittal and MAIL or EMAIL it to the Adviser for receipt on or before the Expiration Date. PLEASE NOTE THAT LETTERS OF TRANSMITTAL ARE NO LONGER BEING ACCEPTED BY FAX TRANSMISSION. (See Section 5 of the Offer to Purchase for more information.)

Investors should realize that the value of the Interests tendered in this Offer likely will change between May 31, 2010 (the last time net asset value was calculated) and the Valuation Date (September 30, 2010, unless the Offer is extended), when the value of the Interests tendered to the Fund for purchase is determined. Investors tendering their Interest should also note that although the tender offer expires on July 27, 2010 (unless the Offer is extended), they will remain Investors in the Fund, with respect to the Interest tendered and accepted for purchase by the Fund, through the Valuation Date. Any tendering Investors that wish to obtain the estimated net asset value of their Interests should contact the Adviser, at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

                                    IMPORTANT

NONE OF THE FUND, THE ADVISER, GROSVENOR CAPITAL MANAGEMENT, L.P., THE FUND'S SUBADVISER (THE "SUBADVISER"), OR ANY MEMBER OF THE FUND'S BOARD OF DIRECTORS MAKES ANY RECOMMENDATION ON BEHALF OF THE FUND TO ANY INVESTOR AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. INVESTORS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS AND, IF THEY CHOOSE TO DO SO, THE PORTION OF THEIR INTERESTS TO TENDER.

BECAUSE EACH INVESTOR'S INVESTMENT DECISION IS A PERSONAL ONE BASED ON ITS FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER INVESTORS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED BY THE FUND TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to the Adviser:

                                        Bank of America
                                        Attn: Kelly Clifford
                                        100 Federal Street
                                        Mail-Stop MA5-100-18-01
                                        Boston MA 02110
                                        Phone: (617) 434-3920

              GROSVENOR REGISTERED MULTI-STRATEGY MASTER FUND, LLC
                                OFFER TO PURCHASE

                                Table of Contents

1.   Summary Term Sheet                                                        2

2.   Background and Purpose of the Offer                                       4

3.   Offer to Purchase and Price                                               4

4.   Amount of Tender                                                          5

5.   Procedure for Tenders                                                     5

6.   Withdrawal Rights                                                         6

7.   Purchases and Payment                                                     6

8.   Certain Conditions of the Offer                                           8

9.   Certain Information About the Fund                                        8

10.  Certain Federal Income Tax Consequences                                   9

11.  Miscellaneous                                                            10

12.  Financial Statements                                                     10

1.   SUMMARY TERM SHEET.

This summary highlights certain information concerning this Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal.

     - The Fund expects to offer from time to time to buy a portion of its outstanding Interests at their net asset value (that is, the value of the Fund's assets minus its liabilities), calculated as of the Valuation Date. The Board of Directors of the Fund (the "Board of Directors") has authorized the Fund to offer to purchase Interests in the Fund in an amount up to $50,500,000. This Offer will remain open until 12:00 midnight, Eastern Time, on the Expiration Date, which is July 27, 2010, unless the Offer is extended. The net asset value of an Interest will be calculated for this purpose as of the Valuation Date, which is September 30, 2010 unless the Offer is extended. The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

     - The Offer is being made to all holders of Interests and is not conditioned on any minimum amount of Interests being tendered. You may tender your entire Interest or a portion of your Interest (defined as a specific dollar value) up to an amount such that you maintain the required minimum capital account balance of at least $50,000 in the Fund, subject to the conditions set forth below.

     - If you tender your entire Interest and the Fund purchases that Interest, you will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for you by PNC Global Investment Servicing (U.S.) Inc. (the "Administrator"), entitling you to:

          i) an initial payment (the "Initial Payment") in cash and/or marketable securities equal to 90% of the unaudited net asset value, determined as of the Valuation Date, of the Interest tendered and purchased, which will be paid to you (a) thirty-five (35) days after the Valuation Date or (b) ten business days after the Fund has received at least 90% of the aggregate amount withdrawn from any portfolio funds if the Fund has requested withdrawals of its capital from portfolio funds to fund the purchase of Interests; and

          ii) a contingent payment (the "Contingent Payment") in cash and/or marketable securities equal to the excess, if any, of (a) the net asset value of the Interest tendered and purchased as of the Valuation Date (as may or may not be adjusted based upon subsequent revisions to the net asset values of the portfolio funds) over (b) the Initial Payment. The Contingent Payment, if any, will be payable within 120 days after the Valuation Date. On the Valuation Date, the Fund will deposit into a segregated account an amount equal to 10% of the unaudited net asset value, as described above, of the Interest determined as of the Valuation Date. Any interest earned on these deposited amounts is for the benefit of the Fund and will not be paid to tendering Investors as part of any Contingent Payment. See Section 7.

     - If you tender less than 95% of your Interest in the Fund and the Fund purchases that Interest, you will receive as consideration a non-interest bearing, non-transferable note, to be held for you by the Administrator, entitling you to payment of the unaudited net asset value, determined as of the Valuation Date, of such portion of your Interest accepted for payment in cash and/or marketable securities within (a) thirty-five (35) days after the Valuation Date or (b) ten business days after the Fund has received at least 90% of the aggregate amount withdrawn from any portfolio funds if the Fund has requested withdrawals of capital from such portfolio funds to fund the purchase of Interests. The Fund reserves the right to purchase less than the amount you tender if the purchase would cause your remaining Interest to have a balance of less than $50,000. See Section 4 and Section 7.

     - In the case of a partial tender greater than or equal to 95% of the net asset value of an Investor's entire Interest, payment procedures applicable to Investors tendering their entire Interest will apply.

     - If the Fund accepts the tender of your entire Interest or a portion of your Interest, your proceeds will be funded from one or more of the following sources: cash on hand; withdrawals of capital from the portfolio funds in which the Fund invests; the proceeds of the sale of or delivery of portfolio securities held by the Fund; or borrowings, although the Fund does not presently intend to make any such borrowings. See Section 7.

     - Until the expiration of the Offer, you have the right to change your mind and withdraw any tenders of your Interest. If the Fund has not yet accepted your tender of an Interest (or portion of an Interest) before August 24, 2010, you will also have the right to withdraw the tender of your Interest on or after such date. Interests withdrawn prior to the Expiration Date may be re-tendered on or before the Expiration Date by following the tender procedures described herein. See Section 6.

     - If you would like the Fund to purchase your entire Interest or a portion of your Interest, you must complete, sign and either (1) MAIL the enclosed Letter of Transmittal to the Adviser at the address listed on page (ii) of this Offer to Purchase or (2) EMAIL the Letter of Transmittal to aiclientservice@ml.com (please include the words "Grosvenor Tender Documents" in the subject line), so that it is received before 12:00 midnight, Eastern Time, on the Expiration Date, which is July 27, 2010 unless the Offer is extended. PLEASE NOTE THAT LETTERS OF TRANSMITTAL ARE NO LONGER BEING ACCEPTED BY FAX TRANSMISSION. See Section 5.

     - If you would like to obtain the estimated net asset value of your Interest, which is calculated monthly, contact the Adviser at the address listed on page (ii) or at (866) 921-7951, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., Eastern Time. The value of your Interest will likely change between the date its net asset value was last calculated and the Valuation Date, which is September 30, 2010 unless the Offer is extended, when the value of Interests tendered and accepted for purchase will be determined for purposes of calculating the purchase price for such Interests. See Section 3.

     - Please note that the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on the Expiration Date, which is July 27, 2010 unless the Offer is extended. Also note that although the Offer will expire on the Expiration Date, you will remain an Investor in the Fund, with respect to any Interest you tender that is accepted for purchase by the Fund through the Valuation Date. Accordingly, the value of your tendered Interest may rise or fall until the Valuation Date.

     - If you elect to tender, it is your responsibility to confirm, and it is strongly recommended that you confirm, receipt of the Letter of Transmittal with the Adviser. See Section 5.

2.   BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of this Offer is to provide liquidity to Investors who hold Interests in the Fund, as contemplated by and in accordance with the procedures set forth in the LLC Agreement. The LLC Agreement, which was provided to each Investor in advance of subscribing for Interests, provides that the Board of Directors has the discretion to determine whether the Fund will purchase Interests from time to time from Investors pursuant to written tenders. The Adviser expects that it will recommend to the Board of Directors that the Fund purchase Interests from Investors four times each year, effective as of the last day of each calendar quarter. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Adviser, the Board of Directors has approved the Offer, after consideration of various matters, and the recommendation of the Adviser, in order to provide liquidity for Interests as contemplated in the LLC Agreement.

The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Investors who do not tender Interests. Investors who retain their Interests may be subject to increased risks due to the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in Investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that new and existing Investors make additional subscriptions for Interests from time to time. Payment for Interests and portions of Interests purchased pursuant to this Offer may also require the Fund to liquidate portfolio holdings earlier than the Adviser and Subadviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses.

Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Fund currently expects that it will accept subscriptions for Interests as of the last business day of each month, but is under no obligation to do so.

NET ASSETS OF THE FUND

April 30, 2010   $493,436,387
May 31, 2010     $488,928,745
June 1, 2010     $505,228,745 (estimate made with June 1 subscriptions)]

3.   OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, purchase up to $50,500,000 of Interests that are properly tendered by Investors, and not withdrawn (in accordance with Section 6 below), before 12:00 midnight, Eastern Time, on the Expiration Date, which is July 27, 2010, unless the Offer is extended. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The purchase price of an Interest, or portion thereof, tendered and accepted for purchase will be its net asset value as of the close of the Valuation Date, payable as set forth in Section 7. The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

As of the start of business on June 1, 2010, the Fund had approximately $505,228,745 in Interests outstanding (based on the unaudited net asset value of such Interests and including subscriptions made as of June 1, 2010). Investors may obtain monthly estimated net asset value information, which the Fund calculates based on information it receives from the managers of portfolio funds in which the Fund invests, as of the most recent month-end, by contacting the Adviser at the telephone number or address set forth on page (ii), Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., Eastern Time. The value of an Investor's Interest will likely change between any such date and the Valuation Date, which is September 30, 2010 unless the Offer is extended, when the value of the Interests tendered by Investors will be determined for purposes of calculating the purchase price of Interests tendered and accepted for purchase.

4.   AMOUNT OF TENDER.

The Offer is being made to all Investors and is not conditioned on any minimum amount of Interests being tendered. Subject to the limitations set forth below, Investors may tender their entire Interest or a portion of their Interest (defined as a specific dollar value) up to an amount such that they maintain a capital account balance of at least $50,000. The Fund reserves the right to reduce the amount to be purchased from any Investor tendering a portion of its Interest so that the required minimum capital account balance is maintained.

If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to $50,500,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the tendered Interests unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If more than $50,500,000 of Interests are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn pursuant to Section 6 below, the Fund will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered prior to or on the Expiration Date for payment on a PRO RATA basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 8 below.

5.   PROCEDURE FOR TENDERS.

Investors wishing to tender Interests pursuant to the Offer should either: (1) MAIL a completed and executed Letter of Transmittal to Bank of America, Attn:
Kelly Clifford, 100 Federal Street, Mail-Stop MA5-100-18-01, Boston MA 02110 or
(2) EMAIL a completed and executed Letter of Transmittal to the Adviser, to aiclientservice@ml.com. Please include the words "Grosvenor Tender Documents" in the subject line. The completed and executed Letter of Transmittal must be received by the Adviser, BY MAIL or EMAIL, no later than the Expiration Date. PLEASE NOTE THAT LETTERS OF TRANSMITTAL ARE NO LONGER BEING ACCEPTED BY FAX TRANSMISSION. The Fund recommends that mailed documents be submitted to the Adviser via certified mail, return receipt requested.

Investors wishing the Adviser to confirm receipt of a Letter of Transmittal should include their e-mail address at the designated place on the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Investor tendering an Interest, including, but not limited to, the failure of the Adviser to receive any Letter of Transmittal or other document. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.

The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with a tender must be cured within such time as the Fund shall determine. A tender will not be deemed to have been made until the defects or irregularities relating to that tender have been cured or waived. None of the Fund, the Adviser, the Subadviser or the Board of Directors is obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.   WITHDRAWAL RIGHTS.

Any Investor tendering an Interest pursuant to this Offer may withdraw the tender at any time before 12:00 midnight, Eastern Time, on the Expiration Date, which is July 27, 2010 unless the Offer is extended, and, if tendered Interests have not been accepted by the Fund, at any time on or after August 24, 2010. To be effective, any notice of withdrawal must be timely received by the Adviser at the address set forth on page (ii). A form of notice of withdrawal of a tender is available by calling the Adviser at the telephone number indicated on page
(ii). The Fund determines questions as to the form and validity (including time of receipt) of notices of withdrawal, in its sole discretion, and its determinations are final and binding. Interests subject to a tender that has been properly withdrawn are not thereafter deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 5.

7.   PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted for purchase Interests that are tendered as of when it gives written notice to the tendering Investors of its election to purchase the Investor's Interest. As stated in
Section 3 above, the purchase price of an Interest tendered by any Investor and accepted for purchase will be the net asset value thereof as of the Valuation Date, which is September 30, 2010, if the Offer expires on the Initial Expiration Date, and otherwise the next occurring last business day of a calendar month which is at least sixty-five (65) days after the date on which the Offer expires. The net asset value will be determined after all allocations to capital accounts of the Investor required to be made by the LLC Agreement have been made.

An Investor whose entire Interest is tendered and accepted for purchase by the Fund will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for such Investor by the Administrator, entitling the Investor to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 90% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Fund, determined as of the Valuation Date (the "Initial Payment"). Payment of this amount will be made to the Investor within (a) thirty-five (35) calendar days after the Valuation Date or (b) ten business days after the Fund has received at least 90% of the aggregate amount withdrawn by the Fund from any portfolio funds, if the Fund has requested withdrawals of its capital from such portfolio funds in order to fund the purchase of Interests. The promissory note also will entitle the Investor to receive a contingent payment in cash and/or marketable securities equal to the excess, if any, of (a) the net asset value of the Interest tendered and accepted for purchase by the Fund as of the Valuation Date (as it may be adjusted based upon subsequent revisions, if any, to the net asset values of the portfolio funds upon which the Fund's determination of its net asset value is based) over (b) the Initial Payment (the "Contingent Payment"). The Contingent Payment, if any, will be payable within

120 days after the Valuation Date. On the Valuation Date, the Fund will deposit into a segregated account an amount equal to 10% of the unaudited net asset value, as described above, of the Interest determined as of the Valuation Date. Any interest earned on these deposited amounts is for the benefit of the Fund and will not be paid to tendering Investors as part of any Contingent Payment.

An Investor whose partial Interest is accepted for purchase by the Fund (provided the portion tendered is less than 95% of the net asset value of such Investor's entire Interest) will receive as consideration a non-interest bearing, non-transferable promissory note, to be held for such Investor by the Administrator, entitling the Investor to payment of the unaudited net asset value of the partial Interest accepted for purchase determined as of the Valuation Date, in cash and/or marketable securities (valued in accordance with the LLC Agreement). Payment of this amount will be made to the Investor within
(a) thirty-five (35) calendar days after the Valuation Date or (b) ten business days after the Fund has received at least 90% of the aggregate amount withdrawn from any portfolio funds, if the Fund has requested withdrawals of capital from such portfolio funds in order to fund the purchase of Interests. The Fund reserves the right to purchase less than the amount the Investor tenders if the purchase would cause the Investor's capital account to have a balance of less than $50,000. In the case of a partial tender greater than 95% of the net asset value of an Investor's entire Interest, the payment procedures applicable to Investors tendering all their Interest will apply.

Although the Fund has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Directors determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Investors.

Any promissory notes paid to tendering Investors will be held for each Investor by the Administrator. Any cash payments due under such notes will be made by transfer of the funds to the Investor's account with Bank of America, N.A., or an affiliated bank (collectively, "Bank of America"), or by wire transfer directly to the tendering Investor to an account designated by the Investor in the Letter of Transmittal or otherwise if the Investor does not have a Bank of America account. Cash payments wired directly to such Investor accounts will be subject upon withdrawal from the account to any fees that the institution at which the account is held would customarily assess upon the withdrawal of cash from the account.

It is expected that cash payments for Interests acquired pursuant to the Offer will not exceed $50,500,000 unless the Fund elects to purchase a greater amount) and will be derived from: (a) cash on hand; (b) withdrawal of capital from one or more of the portfolio funds in which the Fund invests; (c) the proceeds of the sale of securities and portfolio assets held by the Fund; or (d) possibly borrowings, as described below. The Fund will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the promissory notes, as described above. Neither the Fund, the Board of Directors, the Adviser nor the Subadviser have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the purchase price, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Investors, withdrawal of capital from the portfolio funds in which it invests, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

8.   CERTAIN CONDITIONS OF THE OFFER.

The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of the extension and of the new Expiration Date. In the event that the Fund so elects to extend the tender period, the Valuation Date for the purpose of determining the purchase price for tendered Interests will be the next occurring last business day of a calendar month which is at least sixty-five days (65) from the new Expiration Date. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel or suspend the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation or suspension not to purchase or pay for any Interests tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Interests tendered. If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Investors.

The Fund may cancel or suspend the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Directors, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment,
(v) international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Investors if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Directors determines that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer.

9.   CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Fund is located at 100 Federal Street, Mail-Stop MA5-100-18-01, Boston, Massachusetts 02110 and its telephone number is (866) 921-7951. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

Neither the Fund, the Adviser, the Subadviser nor the Board of Directors has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests on the last business day of each month) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the identity of the investment adviser of the Fund or the management of the Fund, including, but not limited to, any plans or proposals to change any material term of the investment advisory arrangements with the Adviser or the Subadviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Board of Directors determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer or in connection with ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by
Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.

Based on May 31, 2010 information, BACAP Alternative Advisor, Inc. owns approximately $10,187.20 of Interests. To the Fund's knowledge, no executive officer, director, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Interest of any executive officer, director or other affiliate of the Fund pursuant to the Offer.

Other than the acceptance of subscriptions as of May 1, 2010 and June 1, 2010, there have been no transactions involving the Interests that were effected during the past 60 days by the Fund, the Adviser, the Subadviser, and any director or officer of the Fund, or any person controlling the Fund or the Adviser.

10.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from Investors pursuant to the Offer. Investors should consult their own tax advisors for a complete description of the tax consequences of a purchase of their Interests by the Fund pursuant to the Offer.

In general, an Investor from whom an Interest is purchased by the Fund will be treated as receiving a distribution from the Fund. The Investor generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Investor exceeds such Investor's then adjusted tax basis in such Investor's Interest. An Investor's basis in the Investor's remaining Interest will be reduced (but not below zero) by the amount of money received by the Investor from the Fund in connection with the purchase. An Investor's basis in such Investor's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Investor for periods through the Valuation Date. Money distributed to an Investor in excess of the adjusted tax basis of the Investor's Interest is taxable as capital gain or ordinary income, depending on the circumstances. An Investor whose entire Interest is purchased by the Fund may recognize a loss, but only to the extent that the amount of money received from the Fund is less than the Investor's then adjusted tax basis in the Investor's repurchased Interest. In the unlikely event that the Fund uses securities rather than cash as consideration, there would be different tax consequences.

11.  MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer. A copy of this statement may be obtained from the Fund by contacting the Adviser at the address and telephone number set forth on page
(ii) or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549.

12.  FINANCIAL STATEMENTS.

The following financial statements of the Fund are incorporated by reference: audited financial statements for the period ended March 31, 2010, previously filed with the Securities and Exchange Commission on EDGAR on Form N-CSR on June 11, 2010 (Accession No. 0000950123-10-057575); unaudited financial statements for the period ended September 30, 2009, previously filed with the Securities and Exchange Commission on EDGAR on Form N-CSR on December 2, 2009 (Accession No. 0000950123-09-067631); and audited financial statements for the fiscal year ended March 31, 2009, previously filed with the Securities and Exchange Commission on EDGAR on Form N-CSR on June 10, 2009 (Accession No. 0000950123-09-012933).

                              LETTER OF TRANSMITTAL

                                    REGARDING
                       LIMITED LIABILITY COMPANY INTERESTS
                                       IN

              GROSVENOR REGISTERED MULTI-STRATEGY MASTER FUND, LLC

                   TENDERED PURSUANT TO THE OFFER TO PURCHASE
                               DATED JUNE 29, 2010

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS LETTER OF TRANSMITTAL MUST BE
                   RECEIVED BY, 12:00 MIDNIGHT, EASTERN TIME,
            ON TUESDAY, JULY 27, 2010, UNLESS THE OFFER IS EXTENDED.

       COMPLETE THIS LETTER OF TRANSMITTAL AND RETURN BY MAIL OR EMAIL TO:

                                    BY MAIL:
                                 Bank of America
                              Attn: Kelly Clifford
                               100 Federal Street
                             Mail-Stop MA5-100-18-01
                                 Boston MA 02110

                              Phone: (617) 434-3920

                                    BY EMAIL:
                             aiclientservice@ml.com
   Please include the words "Grosvenor Tender Documents" in the subject line.

Ladies and Gentlemen:

The undersigned hereby tenders to Grosvenor Registered Multi-Strategy Master Fund, LLC, a closed-end, diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the limited liability company interest (hereinafter the "Interest" or "Interests" as the context requires) in the Fund or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase dated June 29, 2010 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

The undersigned hereby sells to the Fund the Interest in the Fund or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by the Fund. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the Interests in the Fund or portions thereof tendered hereby. The undersigned recognizes that, if the Offer is oversubscribed, not all the undersigned's Interests in the Fund will be purchased.

The undersigned acknowledges that this Letter of Transmittal must be received by the Fund's investment adviser, Bank of America Capital Advisors LLC (the "Adviser"), BY MAIL or EMAIL by 12:00 midnight, Eastern Time, on July 27, 2010, and that the method of delivery of any document is at the election and the complete risk of the undersigned, including, but not limited to, the failure of the Adviser, to receive any Letter of Transmittal or other document. PLEASE NOTE THAT LETTERS OF TRANSMITTAL ARE NO LONGER BEING ACCEPTED BY FAX TRANSMISSION.

A non-transferable, non-interest bearing promissory note for the purchase price will be paid to the undersigned if the Fund accepts for purchase the Interest or portion thereof tendered hereby. The undersigned acknowledges that the promissory note will be held for the undersigned by PNC Global Investment Servicing (U.S.) Inc., the Fund's administrator. The cash payment(s) of the purchase price for the Interest or portion thereof tendered by the undersigned and accepted for purchase by the Fund will be made by transfer of the funds to the undersigned's account at Bank of America, N.A. or an affiliated bank, (collectively "Bank of America"), or wired to the undersigned's bank account if the undersigned does not have a Bank of America account, as described in Section 7 of the Offer. The undersigned hereby represents and warrants that the undersigned understands that upon a withdrawal of such cash payment from the account, the institution at which the account is held may subject such withdrawal to any fees that it would customarily assess upon the withdrawal of cash from such account. The undersigned hereby represents and warrants that the undersigned understands that any payment in the form of marketable securities would be made by means of special arrangement with the tendering member in the sole discretion of the Fund's Board of Directors.

If 95% or more of the undersigned's Interest is tendered and accepted for purchase, the promissory note will also provide for a contingent payment portion of the purchase price, if any, as described in Section 7 of the Offer to Purchase. Any contingent payment of cash due pursuant to a note will also be made by wire transfer to the undersigned's account. The undersigned recognizes that the amount of the purchase price for Interests will be based on the unaudited net asset value of the Fund as of September 30, 2010 (the "Valuation Date"), subject to an extension of the Offer as described in Section 8 of the Offer to Purchase. The contingent payment portion of the purchase price, if any, will be made within 120 days of the Valuation Date.

All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 6 of the Offer to Purchase, this tender is irrevocable.

IF YOU DO NOT WANT TO SELL YOUR INTERESTS AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SIMPLY NOTIFICATION OF THE FUND'S TENDER OFFER. IF YOU DECIDE TO TENDER, YOU ARE RESPONSIBLE FOR CONFIRMING THAT THE ADVISER HAS RECEIVED YOUR DOCUMENTS.

PLEASE MAIL TO:   Bank of America
                  Attn: Kelly Clifford
                  100 Federal Street
                  Mail-Stop MA5-100-18-01
                  Boston MA 02110
                  Phone: (617) 434-3920

OR

PLEASE EMAIL TO: aiclientservice@ml.com. Please include the words "Grosvenor Tender Documents" in the subject line.

PART 1. NAME:

Name of Investor: ______________________________________________________________

Address of Investor: ___________________________________________________________

________________________________________________________________________________

Phone Number #: _____________________________   Date: __________________________

Bank of America Account # (where applicable): __________________________________

Bank of America Officer: _______________________________________________________

E-mail Address for Confirmation of Receipt: ____________________________________

PART 2. AMOUNT OF LIMITED LIABILITY COMPANY INTEREST IN THE FUND TO BE TENDERED:

Please check one:

[ ]  Entire limited liability company interest

[ ] Portion of limited liability company interest expressed as specific dollar value: $____________________

     Partial tenders are subject to maintenance of a minimum limited liability company interest of at least $50,000. The undersigned understands that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below $50,000, the Fund reserves the right to reduce the amount to be purchased from the undersigned so a minimum $50,000 capital account balance is maintained.

PART 3. PAYMENT:

The promissory note for the purchase price will be held for you by PNC Global Investment Servicing (U.S.) Inc., the Fund's administrator.

BANK OF AMERICA ACCOUNT HOLDERS

Cash payments will be deposited to the undersigned's account at Bank of America. The undersigned hereby represents and warrants that the undersigned understands that, for cash payments deposited to the undersigned's account, upon a withdrawal of such cash payment from such account, Bank of America may impose such fees as it would customarily assess upon the withdrawal of cash from such account.

NON-BANK OF AMERICA ACCOUNT HOLDERS

Please provide the client name and account information to which cash payments will be distributed.

     WIRE INSTRUCTIONS:   Institution: _________________________________________

                          ABA Number: __________________________________________

                          Account Number: ______________________________________

                          Account Name: ________________________________________

                          For Further Credit Name: _____________________________

                          For Further Credit Account Number: ___________________

                          Reference Information: Grosvenor Registered
                          Multi-Strategy Master Fund, LLC

PART 4. SIGNATURE(S):

FOR INDIVIDUAL INVESTORS (INCLUDING SPOUSES INVESTED JOINTLY):


-------------------------------------   ----------------------------------------
Signature of Investor(s) or             Signature of Investor(s) or Authorized
Authorized Person(s)                    Person(s)



-------------------------------------   ----------------------------------------
Name of Signatory (please print)        Name of Signatory (please print)



-------------------------------------   ----------------------------------------
Title of Authorized Person (please      Title of Authorized Person (please
print)                                  print)

FOR ENTITY INVESTORS (E.G., TRUSTS, ENDOWMENTS, FOUNDATIONS, CORPORATIONS, AND PARTNERSHIPS):



-------------------------------------   ----------------------------------------
Signature of Investor(s) or             Signature of Investor(s) or Authorized
Authorized Person(s)                    Person(s)



-------------------------------------   ----------------------------------------
Name of Signatory (please print)        Name of Signatory (please print)



-------------------------------------   ----------------------------------------
Title of Authorized Person (please      Title of Authorized Person (please
print)                                  print)



-------------------------------------   ----------------------------------------
Signature of Investor(s) or             Signature of Investor(s) or Authorized
Authorized Person(s)                    Person(s)



-------------------------------------   ----------------------------------------
Name of Signatory (please print)        Name of Signatory (please print)


-------------------------------------   ----------------------------------------
Title of Authorized Person (please      Title of Authorized Person (please
print)                                  print)

                         NOTICE OF WITHDRAWAL OF TENDER

                REGARDING LIMITED LIABILITY COMPANY INTERESTS IN

              GROSVENOR REGISTERED MULTI-STRATEGY MASTER FUND, LLC

                   TENDERED PURSUANT TO THE OFFER TO PURCHASE
                               DATED JUNE 29, 2010

                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
                                  RECEIVED BY,
                          12:00 MIDNIGHT, EASTERN TIME,
             ON TUESDAY, JULY 27, 2010 UNLESS THE OFFER IS EXTENDED.

       COMPLETE THIS NOTICE OF WITHDRAWAL AND RETURN BY MAIL OR EMAIL TO:

                                    BY MAIL:
                                 Bank of America
                              Attn: Kelly Clifford
                               100 Federal Street
                             Mail-Stop MA5-100-18-01
                                 Boston MA 02110

                              Phone: (617) 434-3920

                                    BY EMAIL:
                             aiclientservice@ml.com
    Please include the words "Grosvenor Master Fund Tender Documents" in the subject line.

YOU ARE RESPONSIBLE FOR CONFIRMING THAT THIS NOTICE OF WITHDRAWAL IS RECEIVED BY
                      BANK OF AMERICA CAPITAL ADVISORS LLC

Ladies and Gentlemen:

     The undersigned hereby withdraws the tender of its limited liability company interest in GROSVENOR REGISTERED MULTI-STRATEGY MASTER FUND, LLC (the "Fund"), or the tender of a portion of such interest, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated _____________________.

     This tender was in the amount of:

          [ ]  Entire limited liability company interest in the Fund
               ("Interest")

          [ ]  Portion of Interest expressed as a specific dollar value:
               $_____________________

     The undersigned recognizes that upon submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the Interest (or portion thereof) previously tendered will not be purchased by the Fund.

FOR INDIVIDUAL INVESTORS (INCLUDING SPOUSES INVESTED JOINTLY):



-------------------------------------   ----------------------------------------
Signature                               Signature



-------------------------------------   ----------------------------------------
Name of Signatory (please print)        Name of Signatory (please print)



-------------------------------------   ----------------------------------------
Title of Authorized Person (please      Title of Authorized Person (please
print)                                  print)

FOR ENTITY INVESTORS (E.G., TRUSTS, ENDOWMENTS, FOUNDATIONS, CORPORATIONS, AND PARTNERSHIPS):



-------------------------------------   ----------------------------------------
Signature                               Signature



-------------------------------------   ----------------------------------------
Name of Signatory (please print)        Name of Signatory (please print)



-------------------------------------   ----------------------------------------
Title of Authorized Person (please      Title of Authorized Person (please
print)                                  print)



-------------------------------------   ----------------------------------------
Signature                               Signature



-------------------------------------   ----------------------------------------
Name of Signatory (please print)        Name of Signatory (please print)


-------------------------------------   ----------------------------------------
Title of Authorized Person (please      Title of Authorized Person (please
print)                                  print)

Grosvenor Registered Multi-Strategy Master Fund, LLC                  HEDGE FUND

     THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED YOUR LIMITED LIABILITY
               COMPANY INTEREST IN THE FUND, OR A PORTION THEREOF.

__________, __

XXXXX X. XXXXX
XXXX XXXXX XX
XXXXX, XX 00000

Dear _______________________:

          Grosvenor Registered Multi-Strategy Master Fund, LLC (the "Fund") has received and accepted for purchase your tender of your limited liability company interest, or portion thereof, in the Fund.

          Because you have tendered and the Fund has accepted your tender request of all or a portion of your interest in the Fund, you will receive payment for your tendered interest based on the estimated unaudited net asset value of your tendered interest as of September 30, 2010 (the "Valuation Date"), in accordance with the terms of the tender offer:

     - If you tendered 95% or more of your interest in the Fund, you will receive an "Initial Payment" equal to 90% of the estimated unaudited net asset value of your tendered interest in the Fund as of the Valuation Date, and a "Contingent Payment" equal to the excess, if any, of the net asset value of your tendered interest in the Fund as of the Valuation Date over the amount of the Initial Payment.

     - If you tendered less than 95% of your interest in the Fund, you will receive a "Single Payment" equal to the entire estimated unaudited net asset value of your tendered interest in the Fund as of the Valuation Date.

          Your Initial Payment or Single Payment, as applicable, will be deposited into your account with Bank of America, N.A., or an affiliated bank (collectively "Bank of America"), or wired to the account that you designated in your Letter of Transmittal dated _________________, 2010 if you do not have Bank of America account, no later than November 4, 2010, unless the Valuation Date has changed, or the Fund has requested a withdrawal of its capital from the portfolio funds in which it has invested, and provided that your account retains the required minimum balance, in accordance with the terms of the tender offer. Your Contingent Payment, if applicable, will be paid to you within 120 days of the Valuation Date. You will remain a member of the Fund with respect to any portion of your interest in the Fund that you did not tender.

          If you have any questions, please contact your dedicated relationship team at Bank of America or the Fund's Client Service at (866) 921-7951.

Sincerely,

GROSVENOR REGISTERED MULTI-STRATEGY MASTER FUND, LLC

cc:

Enclosure

Grosvenor Registered Multi-Strategy Master Fund, LLC                  HEDGE FUND

     THIS LETTER IS BEING SENT TO YOU IF YOU TENDERED YOUR LIMITED LIABILITY
               COMPANY INTEREST IN THE FUND, OR A PORTION THEREOF.

_________________,_____

XXXXX X. XXXXX
XXXX XXXXX XX
XXXXX, XX 00000

Dear ________________________________:

     Grosvenor Registered Multi-Strategy Master Fund, LLC (the "Fund") has received and accepted for purchase your tender of your limited liability company interest, or portion thereof, in the Fund. Please refer to your investor statement for September 30, 2010 (the "Valuation Date"), which reflects the Fund's purchase of your tendered interest.

     If you tendered 95% or more of your interest in the Fund, an Initial Payment equal to 90% of the estimated unaudited net asset value of your tendered interest in the Fund as of the Valuation Date was deposited into your account with Bank of America, N.A. or one of its affiliated banks (collectively, "Bank of America") on __________, 2010, if you have a Bank of America account. If you do not have a Bank of America account, the payment has been wired to such account as you may have designated in your Letter of Transmittal. You will receive a Contingent Payment as described in the Fund's letter to you dated__________, 2010 and in accordance with the terms of the tender offer.

     If you tendered less than 95% of your interest in the Fund, a Single Payment equal to the entire estimated unaudited net asset value of your tendered interest in the Fund as of the Valuation Date, was deposited into your account with Bank of America on __________, 2010, if you have a Bank of America account. If you do not have a Bank of America account, the payment has been wired to such account as you may have designated in your Letter of Transmittal. Please note that your account is subject to the Fund's required minimum balance, and that you remain a member of the Fund with respect to any portion of your interest in the Fund that you did not tender.

     If you have any questions, please contact your dedicated relationship team at Bank of America or the Fund's Client Service at (866) 921-7951.

Sincerely,

GROSVENOR REGISTERED MULTI-STRATEGY MASTER FUND, LLC

cc:

Enclosure

Grosvenor Registered Multi-Strategy Master Fund, LLC                  HEDGE FUND

____________________,______

XXX X. XXX
XXXX XXXXX XXXX
XXXX XXXXX XXXX
XXX, XX 00000

Dear ___________________________:

     In accordance with the terms of the tender offer, the remaining 10% Contingent Payment from your capital withdrawal on September 30, 2010 (the "Valuation Date") was deposited into your account with Bank of America, N.A. or one of its affiliated banks (collectively, "Bank of America") on __________, 2010, if you have a Bank of America account. If you do not have a Bank of America account, the payment has been wired to such account as you may have designated in your Letter of Transmittal.

     If you have any questions, please contact your dedicated relationship team at Bank of America or the Fund's Client Service at (866) 921-7951.

Sincerely,

GROSVENOR REGISTERED MULTI-STRATEGY MASTER FUND, LLC

cc:

Enclosure